Filed Pursuant to Rule 424(b)(4)
File No. 333-147515

PROSPECTUS SUPPLEMENT
(To prospectus dated November 19, 2007)

1,900,000 Shares

STIFEL FINANCIAL CORP.

Common Stock

The selling stockholders named in this prospectus supplement are offering a total of 1,900,000 shares of our common stock. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “SF.” On March 17, 2008, the last reported sale price of our common stock as reported on the NYSE was $40.31 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-11 of this prospectus supplement.

	Per Share	Total

Public offering price	$40.00	$76,000,000
Underwriting discount	$2.00	$3,800,000
Proceeds, before expenses, to selling stockholders	$38.00	$72,200,000

The underwriters may also purchase up to an additional 285,000 shares from one of the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement, to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about March 24, 2008.

Stifel Nicolaus	Merrill Lynch & Co.	Keefe, Bruyette & Woods

Fox-Pitt Kelton Cochran Caronia Waller

The date of this prospectus supplement is March 17, 2008.

Prospectus Supplement

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, the selling stockholders have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of our common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part, the accompanying prospectus, provides more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement and the information contained in the accompanying prospectus or any document incorporated by reference therein filed prior to the date of this prospectus supplement, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in the accompanying prospectus — the statement in the document having the later date modifies or supersedes the earlier statement.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus supplement. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information set forth in this prospectus supplement, our financial statements and the other information that is included in or incorporated by reference into this prospectus supplement before making a decision to invest in our common stock. Unless we indicate otherwise, the words “we,” “our,” “us” and “Company” refer to Stifel Financial Corp. (“Stifel”) and its wholly-owned subsidiaries, including Stifel, Nicolaus & Company, Incorporated, which we refer to as “Stifel Nicolaus.” Unless otherwise indicated, information presented herein is as of December 31, 2007.

OUR BUSINESS

Overview

We are a financial services holding company headquartered in St. Louis. Our principal subsidiary is Stifel Nicolaus, a full service retail and institutional brokerage and investment banking firm. Our other subsidiaries include Century Securities Associates, Inc. (“Century Securities”), an independent contractor broker-dealer firm; and Stifel Bank & Trust, a retail and commercial bank. With our century-old operating history, we have built a diversified business serving private clients, investment banking clients and institutional investors. Our principal activities are:

•	Private client services, including securities transaction and financial planning services;

•	Institutional equity and fixed income sales, trading and research, and municipal finance;

•	Investment banking services, including mergers and acquisitions, public offerings and private placements; and

•	Retail and commercial banking, including personal and commercial lending programs.

Our core philosophy is based upon a tradition of trust, understanding and studied advice. We attract and retain experienced professionals by fostering a culture of entrepreneurial, long-term thinking. We provide our private, institutional and corporate clients quality, personalized service, with the theory that if we place clients’ needs first, both our clients and our firm will prosper. Our unwavering client and employee focus have earned us a reputation as one of the leading brokerage and investment banking firms off Wall Street.

We have grown our business both organically and through opportunistic acquisitions. Over the past two years, we have grown substantially, primarily by completing and successfully integrating a number of acquisitions, including:

•	Our acquisition of the capital markets business of Legg Mason from Citigroup in December 2005;

•	Our acquisition of Ryan Beck, a full-service brokerage and investment banking firm with a strong private client focus, in February 2007; and

•	Our acquisition of First Service Financial Company, now Stifel Bank & Trust, a St. Louis-based bank, in April 2007.

We do not generally engage in proprietary trading. Our inventory, which we believe is of modest size and intended to turn-over quickly, exists to facilitate order flow and to support the investment strategies of our clients. Furthermore, our balance sheet is highly liquid, without material holdings of securities that are difficult to value or remarket. We believe that our broad platform, fee-based revenues and strong distribution network position us well to take advantage of current trends within the financial services sector.

We believe that our operating results validate our business and growth strategy. Our net revenues have grown from $187.8 million in 2002 to $763.1 million in 2007, representing a compound annual growth rate of approximately 32.4%. Assets we hold in customer accounts have grown from approximately $16.2 billion on

December 31, 2002, to $59.3 billion on December 31, 2007, representing a compound annual growth rate of approximately 29.6%. During the same period, our stockholders’ equity has grown from $80.0 million to $424.6 million, representing a compound annual growth rate of approximately 39.6%. Moreover, our balance sheet is conservatively leveraged at 28.3% equity to assets as of December 31, 2007.

We believe we have in place the people, infrastructure and brand recognition in our principal geographic locations to enable us to continue leveraging our operating platform to increase our profitability and market share.

Our Principal Business Lines

We operate in the following principal segments: private client, equity capital markets, fixed income capital markets and Stifel Bank. We added the Stifel Bank segment in connection with our April 2007 acquisition of First Service Financial Company, through which we conduct retail and commercial banking operations under the brand Stifel Bank & Trust.

Private Client

We provide securities transaction, brokerage and investment services to our clients through the consolidated Stifel Nicolaus branch system and through Century Securities, our wholly owned independent contractor subsidiary. We have made significant investments in people and technology to grow the private client group over the past ten years. Our private client group, with a concentration in the Midwest and Mid-Atlantic regions and a growing presence in the Northeast, Southeast and Western United States, has a network of 1,163 financial advisors, consisting of 966 employees located in 148 branch offices in 27 states and 197 independent contractors.

Our financial advisors provide a broad range of investments and services, including financial planning services to our clients. We offer equity securities, taxable and tax-exempt fixed income securities, including municipal, corporate and government agency securities, preferred stock and unit investment trusts. Stifel Nicolaus also offers a broad range of externally managed fee-based products. In addition, we offer insurance and annuity products and investment company shares through agreements with numerous third party distributors. We encourage our financial advisors to pursue the products and services they feel most comfortable recommending, rather than emphasizing proprietary products. Our private clients may choose from a traditional, commission-based structure or fee-based money management programs. In most cases, commissions are charged for sales of investment products to clients based on an established commission schedule. In certain cases, varying discounts may be given based on relevant client or trade factors determined by the financial advisor. In order to meet the growing demand of our clients, we also offer an asset-based fee alternative to the traditional commission schedule.

Equity Capital Markets

Our equity capital markets group includes research, institutional sales and trading, investment banking and syndicate, and consists of 444 individuals.

Research

Our research department consists of 141 analysts and support associates who publish research across multiple industry groups and provide our clients with timely, insightful and actionable research, aimed at improving investment performance. The 700 companies we cover, including 373 companies with market capitalizations of less than $2 billion, rank us among the top small and mid-cap research firms in the U.S. The quality of our work is regularly cited by independent research firms and financial publications as among the industry’s best. Four of our research analysts were ranked number one in their respective industries in the Wall Street Journal’s 2007 “Best on the Street” survey.

Institutional Sales and Trading

Our institutional sales and trading team distributes our proprietary equity research products and communicates our investment recommendations to our client base of institutional investors, executes equity trades, sells the securities of companies for which we act as an underwriter and makes a market in over 1,100 domestic securities. In our various sales and trading activities, we take a focused approach on servicing our clients as opposed to proprietary trading for our own account. Located in 10 cities in the U.S. as well as Geneva, London and Madrid, our equity sales and trading team, consisting of 149 professionals and support professionals and associates, services approximately 1,200 clients globally.

Investment Banking

Our investment banking activities include the provision of financial advisory services principally with respect to mergers and acquisitions, and the execution of public offerings and private placements of debt and equity securities. The investment banking group, consisting of 146 professionals and support associates, focuses on middle market companies as well as on larger companies in targeted industries where we have particular expertise, which include real estate, financial services, healthcare, aerospace/defense and government services, telecommunications, transportation, energy, business services, consumer services and education. We believe that covering this broad set of industry groups allows us to take advantage of growth opportunities in multiple sectors. Including transactions of Ryan Beck and the capital markets business of Legg Mason, we served as lead or co-manager on 866 public offerings totaling $232.0 billion in value and 394 private placements totaling $14.5 billion in value, and provided financial advisory services on 470 M&A transactions totaling $39.8 billion in value from 2000 through 2007. We believe we can continue to grow our revenues and market share in investment banking, by leveraging our research franchise, servicing middle market clients, and focusing on a diverse group of industry sectors.

Syndicate

Our syndicate department, which consists of 8 origination and execution professionals and support associates, coordinates marketing, distribution, pricing and stabilization of our managed equity and debt offerings. In addition, the department coordinates our underwriting participations and selling group opportunities managed by other investment banking firms.

Fixed Income Capital Markets

Our fixed income capital markets group includes 193 professionals and support associates in institutional sales and trading and public finance, providing service to approximately 1,100 institutional clients.

Institutional Sales and Trading

The institutional sales and trading group consists of approximately 148 professionals and support associates and is comprised of taxable and tax-exempt sales departments. Our institutional sales and trading group executes trades in both tax-exempt and taxable products, with diversification across municipal, corporate, government agency and mortgage-backed securities. Our fixed income inventory is maintained primarily to facilitate order flow and support the investment strategies of our institutional fixed income clients, as opposed to seeking trading profits through proprietary trading.

Public Finance

Our public finance group acts as an underwriter and dealer in bonds issued by states, cities, and other political subdivisions and acts as manager or participant in offerings managed by other firms. The public finance group consists of 45 professionals and support associates. We view our municipal bond practice as a “manufacturing” business driven by public finance origination and supported by strong banking franchises in Denver and St. Louis as well as our committed sales and fixed income strategies team.

Stifel Bank

In April 2007, we completed the acquisition of First Service Financial Company, a St. Louis-based full service bank, which now operates as Stifel Bank & Trust. Since the closing of the bank acquisition, we have grown retail and commercial banking assets by 84% to $268.0 million. Through Stifel Bank & Trust, we offer retail and commercial banking services to private and corporate clients, including personal loan programs such as fixed and variable mortgage loans, home equity lines of credit, personal loans, loans secured by CDs or savings, automobile loans and securities-based loans as well as commercial lending programs such as small business loans, commercial real estate loans, lines of credit, credit cards, term loans, and inventory and receivables financing, in addition to other banking products. We believe this acquisition will not only help us serve our private clients more effectively by offering them a broader range of services, but will also enable us to better utilize our private client cash balances.

Our Competitive Strengths

Since the mid-1990s, there has been a large number of acquisitions involving U.S. brokerage and investment banking firms that would have been considered our direct peers or competitors. Many of the resulting consolidated financial institutions have undergone restructuring and downsizing. There are only a few independent full-service firms today with significant private client operations, and as a result, there is a substantial opportunity for firms such as ours to recruit and retain financial professionals, both in our private client and institutional business, who want to work in the entrepreneurial environment of an independent firm. Moreover, as many independent investment banks have been acquired, many of the resulting consolidated firms have chosen to focus on larger-cap investment banking clients and institutional investors. This has led to a reduction in the number of independent full-service firms offering investment banking services to middle market companies. Our private client network not only helps to stabilize our revenues but also provides growth across segments in private client, capital markets and retail and commercial banking. Our sustained independence and reputation for quality continue to define us in a shifting industry landscape, and our increasing scale provides an efficient platform for operating leverage and targeted add-on acquisitions.

We believe that the following factors define our business model, establish our competitive position and distinguish us from other companies that participate in our businesses and markets:

•	Distinguished brand as “firm of choice” for our clients, employees and investors. We actively pursue our strategy to be the advisor of choice to our individual, corporate, municipal and institutional investor clients. We tailor products and services to fit the particular needs of these clients. For our employees, we aim to be the firm of choice by attracting and retaining experienced professionals who want to work in an entrepreneurial environment. We ask that our employees focus on client needs, and we conscientiously reward them for their successes. This environment has attracted retail brokers to join our team from other firms, bringing with them existing client relationships and associated revenues. For our stockholders, we aim to be the investment of choice as we seek to create value and maximize return on investment.

•	Diversified business model with multiple growth channels. Our balance between private client and capital markets business, between equity and fixed income, and between commission- and fee-based revenue, and our focus on multiple industries and regions, have created a diversified business model. This supports our ability to capture growth in different markets and provides diversification to our revenues. Our range of products and services allows us to better meet our client needs, by offering wider distribution for capital markets offerings and a broader service offering than many of our competitors.

•	Strong financial performance with consistent growth. For the last five years, our net revenues have grown at a compound annual growth rate of approximately 32.4% from $187.8 million in 2002 to $763.1 million in 2007. Assets we hold in customer accounts have grown at a compound annual growth rate of approximately 29.6% from approximately $16.2 billion on December 31, 2002, to $59.3 billion on December 31, 2007. During the same period, our stockholders’ equity has grown at a compound annual growth rate of approximately 39.6%, from $80.0 million to $424.6 million.

•	Highly regarded private client group. We have one of the leading private client groups among the U.S. firms with approximately 966 investment executives and 197 independent contractors. We service 308,535 accounts with approximately $55 billion in assets throughout our 148 branches with a concentration in the Midwest and Mid-Atlantic regions. Our private client segment had an operating contribution of $95.4 million and net revenues of $435.7 million for the year ended December 31, 2007, representing 57% of our total revenues and 61% of our income before income taxes excluding Other/Unallocated Overhead.

•	Award winning research franchise. Proprietary equity research is at the core of our business. We publish equity research on 700 companies, which are primarily domestic and 373 of which have market capitalizations of less than $2 billion, positioning us as one of the top small and mid-cap research providers. While many larger firms have substantially reduced coverage of companies below certain market capitalization thresholds, we continue to devote significant resources to middle market companies. Investors are now presented with fewer sources of independent investment research on middle market companies. We believe that our institutional investor clients rely on us for informed, fundamental research.

•	Strong capital markets platform. Our growing equity capital markets presence leverages our research franchise while focusing on the middle market firms. For the last five years, net revenues in our equity capital markets business grew at a compound annual growth rate of approximately 49.4%, reaching $238.1 million in 2007. During the same period, net revenues in our fixed income business grew at a compound annual growth rate of approximately 30.7%, reaching $64.9 million in 2007. We have 149 equity sales and trading professionals, covering approximately 1,200 institutional accounts.

•	Robust proprietary private client account management system. Our firm-wide, internally developed, private client account management system gives our financial advisors real-time access to client information, including individual positions, related accounts, asset allocation and performance. Unique software that has been developed in-house running in conjunction with our primary back-office system gives us proprietary tools to monitor client activity and provides insight for our financial advisors in serving their clients.

•	Successful acquisition and integration track record. We have demonstrated an ability to expand our business and increase our earnings by making selective acquisitions and integrating them efficiently. We make acquisitions to advance our strategic development by extending our presence into markets we have not previously served or deeply penetrated. We seek to enhance earnings growth by creating economies of scale, adding clients and business in markets we already serve and building additional product expertise for the benefit of our existing clients. We are also able to achieve cost and revenue synergies through our acquisitions. We have succeeded in recruiting, integrating and retaining teams of professionals both from the operations we have acquired and from other firms in our industry.

•	Independence. We are an independent firm, owned by our current and retired employees and by public stockholders. As an independent firm, we are able to recruit and retain private client professionals who want to work in an entrepreneurial environment. We are not part of a larger, diversified financial institution with multiple business objectives. As a result, we are not subject to the same degree of conflicts of interest that may challenge major financial services firms with goals that are sometimes contrary to those of their clients. We believe there is substantial opportunity for an independent firm targeting middle market and larger investment banking clients and we believe we have achieved strong brand recognition and a sound reputation for serving these clients.

•	Entrepreneurial culture with strong emphasis on our employees. We attribute our success and distinctiveness largely to our highly skilled professionals. To this end, we consider our financial advisors as clients. Unlike our larger competitors, our philosophy is that our individual associates, not the firm itself, are our brand. Across our operating history, we have created a culture where people are given the opportunity to grow and develop, and thus we have become an employer of choice for financial services professionals. Our strong sense of ownership drives our entrepreneurial culture, with approximately 50% of our company owned by our current and retired employees.

Our Growth Strategy

We believe our plans for growth will allow us to increase our revenues and to expand our role with clients as a valued partner. In executing our growth strategy, we take advantage of the consolidation among middle market firms, which we believe provides us opportunities in our private client and capital markets businesses. We intend to pursue the following strategies:

•	Further expand our private client footprint in the U.S. We have expanded the number of our private client branches from 39 as of December 31, 1997 to 148 as of December 31, 2007 and our branch-based financial advisors from 262 to 966 over the same period. Through organic growth and acquisitions, we currently have a strong footprint nationally, concentrated in the Midwest and the Mid-Atlantic regions, with a growing presence in the Northeast, Southeast and Western United States. Over time, we plan to further expand our U.S. private client footprint. We plan on achieving this through recruiting experienced financial advisors with established client relationships and continuing to selectively consider acquisition opportunities as they may arise.

•	Further expand our institutional equity business both domestically and internationally. Our institutional equity business is built upon the premise that high quality fundamental research is not a commodity. The tremendous growth of our business over the last 10 years has been fueled by the effective partnership of our highly rated research and institutional sales and trading teams. Several years ago, we identified an opportunity to expand our research capabilities by taking advantage of market disruptions and the long term impact of the global settlement on Wall Street research. As a result, we have grown from 43 analysts covering 513 companies in 2005 to 60 analysts covering 700 companies today. Our plan in 2008 and beyond is to further monetize our research platform by adding additional institutional sales and trading teams and by placing a greater emphasis on client management.

•	Grow our investment banking business. By leveraging our industry expertise, our product knowledge, our research platform, our capital markets strength, our middle market focus and our private client network, we intend to grow our investment banking business. Our unique position as a middle market focused investment bank with broad-based and respected research will allow us to take advantage of opportunities in the middle market and continue to align our investment banking coverage with our research footprint.

•	Focus on asset generation within our Stifel Bank operations and offer retail and commercial banking services to our clients. We believe the addition of Stifel Bank & Trust banking services will strengthen our existing client relationships and help us recruit financial advisors seeking to provide a full range of services to their private clients. We intend to increase the sale of banking products and services to our private and corporate clients.

•	Approach acquisition opportunities with discipline. Over the course of our operating history, we have demonstrated our ability to identify, effect and integrate attractive acquisition opportunities. We believe that the current environment and market dislocation will provide us with the ability to thoughtfully consider acquisitions on an opportunistic basis.

BankAtlantic Bancorp Relationship

On February 28, 2007, we closed on the acquisition of Ryan Beck from BankAtlantic Bancorp Inc. (“BankAtlantic Bancorp”), for which we paid approximately $2.7 million in cash and issued an aggregate of 2,467,600 shares of our common stock valued at $41.55 per share for a total initial consideration of approximately $105.2 million. In addition we issued five-year immediately exercisable warrants to purchase up to 500,000 shares of our common stock at an exercise price of $36.00 per share. There are also several contingent payments payable on the achievement of certain revenue targets, which we may pay in stock, in cash or a combination thereof, in our discretion.

On January 14, 2008, we repurchased 250,000 shares of our common stock from BankAtlantic Bancorp in a privately negotiated transaction for $42.35 per share, the closing price on Friday, January 11, 2008.

On February 22, 2008, BankAtlantic Bancorp held 2,127,354 shares of our common stock and warrants to purchase an additional 481,724 shares of common stock, representing approximately 16.16% of our outstanding common stock. BankAtlantic Bancorp has decided to sell 1,600,000 shares in this offering. Following this offering, BankAtlantic Bancorp will hold 527,354 shares of our common stock, in addition to the warrants to purchase an additional 481,724 shares of our common stock, representing approximately 6.25% of our outstanding common stock. In addition, BankAtlantic Bancorp has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 285,000 additional shares of common stock at the public offering price, less the underwriting discount, solely to cover over-allotments. Assuming the underwriters exercise their over-allotment option in full, BankAtlantic Bancorp will hold 242,354 shares of our common stock, in addition to the warrants to purchase an additional 481,724 shares of our common stock, representing approximately 4.48% of our outstanding common stock.

THE OFFERING

Common stock offered by the selling stockholders	1,900,000 shares

Common stock to be outstanding after this offering	15,665,146 shares

Use of proceeds	We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

Listing	Our common stock currently trades on the NYSE under the ticker symbol “SF.”

Risk factors	Investing in our securities involves risks. You should carefully consider the information under “Risk Factors” beginning on page S-11 and the other information included in this prospectus before investing in our securities.

The number of shares of common stock to be outstanding after the offering is based on actual shares outstanding as of February 22, 2008. In addition, the number of shares of common stock to be outstanding after this offering excludes the following, in each case as of February 22, 2008:

•	1,100,038 shares of common stock issuable upon exercise of options outstanding under our various equity incentive plans, having a weighted average exercise price of $11.46 per share;

•	4,119,777 restricted stock units issued under our various equity incentive plans;

•	499,136 shares of common stock issuable upon exercise of warrants issued in connection with our acquisition of Ryan Beck, with an exercise price of $36.00 per share; and

•	943,134 additional shares of common stock reserved for issuance pursuant to our equity incentive and stock option plans.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth selected consolidated historical financial and other data for the periods ended and as of the dates indicated. The selected consolidated financial data presented below as of and for the years ended December 31, 2005, 2006 and 2007 is derived from our audited consolidated financial statements incorporated by reference into this prospectus. The selected consolidated financial data as of and for the years ended December 31, 2003 and 2004 is derived from our audited consolidated financial statements, which are not included in this prospectus. Results from past periods are not necessarily indicative of results that may be expected for any future period. All share and per share information for all periods presented has been adjusted for a four-for-three split of our common stock that was effected as a dividend to stockholders of record as of September 1, 2004. This selected historical financial data should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2007, and with our consolidated financial statements and related notes incorporated by reference in this prospectus.

	Years Ended December 31,
	2003	2004	2005	2006	2007
	(In thousands, except per share amounts)

Statement of Operations Data:
Commissions	$82,232	$95,894	$107,976	$199,056	$315,514
Principal transactions	47,417	46,163	44,110	86,365	139,248
Investment banking	49,663	57,768	55,893	82,856	169,413
Asset management and service fees	28,021	35,504	43,476	57,713	101,610
Interest	12,285	13,101	18,022	35,804	59,071
Other	2,002	2,759	533	9,594	8,234

Total revenues	221,620	251,189	270,010	471,388	793,090
Less: Interest expense	5,108	4,366	6,275	19,581	30,025

Net revenues	216,512	246,823	263,735	451,807	763,065

Employee compensation and benefits	140,973	157,314	174,765	329,703	543,021
Noncompensation expenses	50,479	52,892	56,248	95,735	166,198

Total non-interest expenses	191,452	210,206	231,013	425,438	709,219

Income before income taxes	25,060	36,617	32,722	26,369	53,846
Provision for income taxes	10,053	13,469	13,078	10,938	21,676

Net income	$15,007	$23,148	$19,644	$15,431	$32,170

Basic earnings	$1.63	$2.39	$2.00	$1.34	$2.22
Diluted earnings	$1.37	$1.88	$1.56	$1.11	$1.88
Weighted average common equivalent shares outstanding:
Basic	9,233	9,702	9,828	11,513	14,503
Diluted	10,971	12,281	12,586	13,909	17,136
Statement of Financial Condition Data:
Total assets	$412,239	$382,314	$842,001	$1,084,774	$1,499,440
Long-term obligations	$61,541	$61,767	$97,182	$98,379	$124,242
Stockholders’ equity	$100,045	$131,312	$155,093	$220,265	$424,637

	Years Ended December 31,
	2003	2004	2005	2006	2007
	(In thousands, except per share amounts)

Other Data:
Net revenues:
Private Client Group	$163,822	$187,477	$197,356	$231,364	$435,711
Equity Capital Markets	35,533	38,855	43,415	150,038	238,064
Fixed Income Capital Markets	15,384	16,630	18,155	53,570	64,867
Stifel Bank(1)	—	—	—	—	4,800
Other	1,773	3,861	4,809	16,835	19,623

Total net revenues	$216,512	$246,823	$263,735	$451,807	$763,065

Operating contributions:
Private Client Group	$36,309	$47,965	$48,157	$50,218	$95,353
Equity Capital Markets	10,789	12,480	13,626	31,959	52,658
Fixed Income Capital Markets	2,750	2,977	2,361	10,620	8,191
Stifel Bank(1)	—	—-	—	—	990
Other/Unallocated Overhead	(24,788)	(26,805)	(31,422)	(66,428)	(103,346)

Income before income taxes	$25,060	$36,617	$32,722	$26,369	$53,846

(1)	The Stifel Bank segment was added beginning April 2, 2007 with our acquisition of First Service, now referred to as Stifel Bank & Trust.

RISK FACTORS

Before you invest in shares of our common stock, you should know that making such an investment involves significant risks, including the risks described below. You should carefully consider the following information about these risks, together with the other information contained in this prospectus and the information incorporated by reference before purchasing shares of our common stock. The risks that we have highlighted here are not the only ones that we face. For example, additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. If any of the risks actually occurs, our business, financial condition or results of operations could be negatively affected.

Our results of operations could be materially affected by market fluctuations and economic downturn.

Our results of operations are materially affected by conditions in the financial markets and economic conditions generally, both in the U.S. and elsewhere around the world. Recently concerns over inflation, energy costs, geopolitical issues, global credit slowdown, the U.S. mortgage market and a declining residential real estate market in the U.S. have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with rising oil prices, declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and fears of a possible recession. In the event of a market downturn, our results of operations could be adversely affected by those factors in many ways. Our revenues are likely to decline in such circumstances and, if we were unable to reduce expenses at the same pace, our profit margins would erode. In addition, in the event of extreme market events, such as the global credit crisis, we could incur significant losses. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.

In addition, our investment banking revenues, in the form of financial advisory and debt and equity underwriting fees, are directly related to the number and size of the transactions in which we participate and may be impacted by continued or further credit market dislocations or sustained market downturns. Sustained market downturns or continued or further credit market dislocations and liquidity issues would also likely lead to a decline in the volume of capital market transactions that we execute for our clients and, therefore, to a decline in the revenues we receive from commissions and spreads earned from the trades we execute for our clients. Further, to the extent that potential acquirers are unable to obtain adequate credit and financing on favorable terms, they may be unable or unwilling to consider or complete acquisition transactions, and as a result our merger and acquisition advisory practice would suffer.

Our overall financial results continue to be highly correlated to the direction and activity levels of the U.S. equity and fixed income markets. Although we do not engage in any significant proprietary trading for our own account, inventory of securities held to facilitate customer trades and our market making activities are sensitive to market movements. We do not have any significant direct exposure to the sub-prime market crisis, but are subject to market fluctuations resulting from news and corporate events in the sub-prime mortgage markets, associated write-downs by other financial services firms and interest rate fluctuations. As a result of these write-downs of investments in sub-prime mortgages and in various complex securities by other financial services firms, stock prices for companies in this industry have decreased and shown substantial volatility, including for our own stock price since the end of our fiscal year.

It is difficult to predict how long the current economic conditions will continue, whether they will continue to deteriorate and which of our products and businesses will continue to be adversely affected. We may have impairment losses if events or changes in circumstances occur which may reduce the fair value of an asset below its carrying amount. As a result, these conditions could adversely affect our financial condition and results of operations. In addition, we may be subject to increased regulatory scrutiny and litigation due to these issues and events.

Further, because a significant portion of our revenue is derived from commissions, margin interest revenue, principal transactions, asset management and service fees and investment banking fees, severe market fluctuations, weak economic conditions, a decline in stock prices, trading volumes, or liquidity could significantly harm our profitability in the following ways:

•	the volume of trades we would execute for our clients may decrease;

•	the value of the invested assets we manage for our clients may decline;

•	our customer margin balances may decrease;

•	the number and size of transactions for which we provide underwriting and merger and acquisition advisory services may decline;

•	the value of the securities we hold in inventory as assets, which we often purchase in connection with market-making and underwriting activities, may decline;

•	as a market maker, we may own large positions in specific securities. These undiversified holdings concentrate the risk of market fluctuations and may result in greater losses than would be the case if our holdings were more diversified. In addition, a sizable portion of our inventory is comprised of fixed income securities, which are sensitive to interest rates. As interest rates rise or fall, there is a corresponding increase or decrease in the value of our assets; and

•	the value of the securities we hold as investments acquired directly through our subsidiaries may decline. In particular, those investments in venture capital and start-up type companies, which by their nature are subject to a high degree of volatility, may be susceptible to significant fluctuations.

To the extent our clients, or counterparties in transactions with us, are more likely to suffer financial setbacks in a volatile stock market environment, our risk of loss during these periods would increase.

Declines in the market value of securities can result in the failure of buyers and sellers of securities to fulfill their settlement obligations, and in the failure of our clients to fulfill their credit obligations. During market downturns, counterparties to us in securities transactions may be less likely to complete transactions. Also, we often permit our clients to purchase securities on margin or, in other words, to borrow a portion of the purchase price from us and collateralize the loan with a set percentage of the securities. During steep declines in securities prices, the value of the collateral securing margin purchases may drop below the amount of the purchaser’s indebtedness. If the clients are unable to provide additional collateral for these loans, we may lose money on these margin transactions. In addition, particularly during market downturns, we may face additional expenses defending or pursuing claims or litigation related to counterparty or client defaults.

We may not be able to successfully retain our key personnel or attract, assimilate, or retain other highly qualified personnel in the future, and our failure to do so could materially and adversely affect our business, financial condition, and operating results.

Our people are our most valuable asset. Our ability to develop and retain our client base and to obtain investment banking and advisory engagements depends upon the reputation, judgment, business generation capabilities and project execution skills of highly skilled and often highly specialized employees, including our executive officers. The unexpected loss of services of any of these key employees and executive officers, or the inability to recruit and retain highly qualified personnel in the future, could have an adverse effect on our business and results of operations.

We generally do not enter into written employment agreements with our employees, and employees can stop working with us at any time. Financial advisors typically take their clients with them when they leave us to work for a competitor. From time to time, in addition to financial advisors, we have lost equity research, investment banking, public finance, institutional sales and trading professionals, and in some cases, clients, to our competitors.

Competition for personnel within the financial services industry is intense. The cost of retaining skilled professionals in the financial services industry has escalated considerably, as competition for these professionals has intensified. Employers in the industry are increasingly offering guaranteed contracts, upfront payments, and increased compensation. These can be important factors in a current employee’s decision to leave us as well as a prospective employee’s decision to join us. As competition for skilled professionals in the industry increases, we may have to devote more significant resources to attracting and retaining qualified personnel. In particular, our financial results may be adversely affected by the amortization costs incurred by us in connection with the upfront loans we offer to financial advisors.

Moreover, companies in our industry whose employees accept positions with competitors frequently claim that those competitors have engaged in unfair hiring practices. We are currently subject to several such claims and may be subject to additional claims in the future as we seek to hire qualified personnel, some of whom may currently be working for our competitors. Some of these claims may result in material litigation. We could incur substantial costs in defending ourselves against these claims, regardless of their merits. Such claims could also discourage potential employees who currently work for our competitors from joining us.

We may recruit financial advisors, make strategic acquisitions of businesses, engage in joint ventures or divest or exit existing businesses, which could cause us to incur unforeseen expenses and have disruptive effects on our business and may strain our resources.

Our growth strategies include the recruitment of financial advisors and future acquisitions or joint ventures with other businesses. Any acquisition or joint venture that we determine to pursue will be accompanied by a number of risks. The growth of our business and expansion of our client base has and will continue to strain our management and administrative resources. Costs or difficulties relating to such transactions, including integration of products, employees, technology systems, accounting systems and management controls, may be greater than expected. Unless offset by a growth of revenues, the costs associated with these investments will reduce our operating margins. We cannot assure investors that we will be able to manage our future growth successfully. The inability to do so could have a material adverse effect on our business, financial condition and operating results. After we announce or complete an acquisition or joint venture, our share price could decline if investors view the transaction as too costly or unlikely to improve our competitive position. We may be unable to retain key personnel after the transaction, and the transaction may impair relationships with customers and business partners. These difficulties could disrupt our ongoing business, increase our expenses and adversely affect our operating results and financial condition. In addition, we may be unable to achieve anticipated benefits and synergies from the transaction as fully as expected or within the expected time frame. Divestitures or elimination of existing businesses or products could have similar effects.

To the extent we pursue increased expansion to different geographic markets or grow generally through additional strategic acquisitions, we cannot assure you that we will identify suitable acquisition candidates, that acquisitions will be completed on acceptable terms or that we will be able to successfully integrate the operations of any acquired business into our existing business. Such acquisitions could be of significant size and involve firms located in regions of the U.S. where we do not currently operate, or internationally. To acquire and integrate a separate organization would divert management attention from other business activities. This diversion, together with other difficulties we may encounter in integrating an acquired business, could have a material adverse effect on our business, financial condition and results of operations. In addition, we may need to borrow money to finance acquisitions, which would increase our leverage. Such funds might not be available on terms as favorable to us as our current borrowing terms or at all.

We may not realize the expected benefits of our acquisitions of the Ryan Beck and LM Capital Markets businesses.

We may be unable to take advantage of the opportunities we expect to obtain in the acquisitions of Ryan Beck and Legg Mason Capital Markets (“LM Capital Markets”), including the strengthening of our existing private client, equity capital markets, fixed income capital markets and investment banking businesses and the addition of senior personnel and managers from both firms. Additionally, Ryan Beck and the businesses we acquired from LM Capital Markets are also subject to many, if not all, of the same risks faced by our business described herein. Further, Ryan Beck was acquired in the first quarter of 2007, and the historical data relating to Ryan Beck is not indicative of the results of operations that would have been achieved had the acquisition of Ryan Beck been effected as of an earlier date, or that will be achieved in the future.

The success of our acquisitions depends on our ability to retain key personnel from Ryan Beck and LM Capital Markets. Our business is a service business that depends heavily on highly skilled personnel and the relationship they form with clients.

Like our core business, Ryan Beck and the LM Capital Markets businesses are service businesses that rely heavily upon highly skilled and highly specialized employees. There is no assurance that all of such employees will remain with Stifel for the long term. Furthermore, in connection with our acquisition of LM Capital Markets, we granted restricted stock units to a number of key employees of this business, which will become fully vested in December 2008. Financial advisors typically take their clients with them when they leave to work for a competitor of ours. If any of these key employees or other senior management personnel of Ryan Beck or LM Capital Markets determine that they do not wish to remain with Stifel, it could have an adverse effect on the prospects for our combined business and results of operations.

We may not realize the expected benefits of our acquisition of First Service Financial Company.

We may be unable to take advantage of the opportunities we expect to obtain in the acquisition of First Service Financial Company and its wholly-owned subsidiary, First Service Bank. Our success as a bank holding company and a financial holding company will depend on our ability to comply with extensive regulations and maintain proper levels of capitalization, as required under the Federal Reserve Act. We rely exclusively on the financing activities of our subsidiaries to implement our growth strategies. Our internal sources of liquidity may prove to be insufficient, and in such case, we may not be able to successfully obtain outside financing on favorable terms, or at all.

We may not successfully integrate our future acquisitions into our existing business.

Since December 2005, we have completed four acquisitions: LM Capital Markets in 2005, the private client business of Miller Johnson Steichen and Kinnard in 2006, Ryan Beck in the first quarter of 2007, and First Service Financial Company in the second quarter of 2007. Business combinations of this sort involve the integration of multiple companies that previously have operated independently, which is a complex, costly and time-consuming process. The difficulties of combining the companies’ operations include, among other things:

•	assimilating and retaining employees with diverse business backgrounds, including key senior management members;

•	retaining key customer accounts;

•	coordinating regulatory oversight of brokers;

•	the necessity of coordinating geographically disparate organizations, systems and facilities;

•	consolidating corporate and administrative functions;

•	limiting the diversion of management resources necessary to facilitate the integration;

•	implementing compatible information and communication systems, as well as common operating procedures;

•	creating compatible financial controls and comparable human resource management practices;

•	expenses of any undisclosed or potential legal liabilities; and

•	preserving the important contractual and other relationships of each company.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the combined company’s business and the loss of key personnel. The diversion of management’s attention, any delays or difficulties encountered in connection with the business combination and the integration of the companies’ operations or the costs associated with these activities could harm the business, results of operations, financial condition or prospects of the combined company.

We face intense competition in our industry.

Our business will suffer if we do not compete successfully. All aspects of our business and of the securities industry in general are intensely competitive. We expect competition to continue and intensify in the future.

Because many of our competitors have greater resources and offer more services than we do, increased competition could have a material and adverse effect on our profitability. We compete directly with national full-service broker-dealers, investment banking firms, and commercial banks and, to a lesser extent, with discount brokers and dealers and investment advisors. We also compete indirectly for investment assets with insurance companies, real estate firms, hedge funds and others. In addition, we face competition from new entrants into the market and increased use of alternative sales channels by other firms.

Domestic commercial banks and investment banking boutique firms have entered the broker-dealer business, and large international banks have begun serving our markets as well. Legislative and regulatory initiatives intended to ease restrictions on the sale of securities and underwriting activities by commercial banks have increased competition. This increased competition could cause our business to suffer.

The industry of electronic and/or discount brokerage services is continuing to develop. Increased competition from firms using new technology to deliver these products and services may materially and adversely affect our operating results and financial position. Competitors offering internet-based or other electronic brokerage services may have lower costs and offer their customers more attractive pricing and more convenient services than we do. In addition, we anticipate additional competition from underwriters who conduct offerings of securities through electronic distribution channels, bypassing financial intermediaries such as us altogether.

Many of our competitors have significantly greater capital and financial resources than we do. The financial services industry has recently undergone significant consolidation, which has further concentrated equity capital and other financial resources in the industry and further increased competition. Many of our competitors use their significantly greater financial capital and scope of operations to offer their customers more products and services, broader research capabilities, access to international markets, and other products and services not currently offered by us. These and other competitive pressures may adversely affect our competitive position and, as a result, our operations and financial condition.

We have experienced significant pricing pressure in areas of our business, which may impair our revenues and profitability.

In recent years, our business has experienced significant pricing pressures on trading margins and commissions in debt and equity trading. In the fixed income market, regulatory requirements have resulted in greater price transparency, leading to increased price competition and decreased trading margins. In the equity market, we have experienced increased pricing pressure from institutional clients to reduce commissions, and this pressure has been augmented by the increased use of electronic and direct market access trading, which has created additional competitive downward pressure on trading margins. The trend towards using alternative trading systems is continuing to grow, which may result in decreased commission and trading revenue, reduce our participation in the trading markets and our ability to access market information, and lead to the creation of new and stronger competitors. Institutional clients also have pressured financial services firms to alter “soft dollar” practices under which brokerage firms bundle the cost of trade execution with research products and services. Some institutions are entering into arrangements that separate (or “unbundle”) payments for research products or services from sales commissions. These arrangements have increased the competitive pressures on sales commissions and have affected the value our clients place on high-quality research. Additional pressure on sales and trading revenue may impair the profitability of our business. Moreover, our inability to reach agreement regarding the terms of unbundling arrangements with institutional clients who are actively seeking such arrangements could result in the loss of those clients, which would likely reduce our institutional commissions. We believe that price competition and pricing pressures in these and other areas will continue as institutional investors continue to reduce the amounts they are willing to pay, including by reducing the number of brokerage firms they use, and some of our competitors seek to obtain market share by reducing fees, commissions or margins.

We are subject to an increased risk of legal proceedings, which may result in significant losses to us that we cannot recover. Claimants in these proceedings may be customers, employees, or regulatory agencies, among others, seeking damages for mistakes, errors, negligence or acts of fraud by our employees.

Many aspects of our business subject us to substantial risks of potential liability to customers and to regulatory enforcement proceedings by state and federal regulators. Participants in the securities industry face an increasing amount of litigation and arbitration proceedings. Dissatisfied clients regularly make claims against securities firms and their brokers for, among others, negligence, fraud, unauthorized trading, suitability, churning, failure to supervise, breach of fiduciary duty, employee errors, intentional misconduct, unauthorized transactions by financial advisors or traders, improper recruiting activity, and failures in the processing of securities transactions. These types of claims expose us to the risk of significant loss. Acts of fraud are difficult to detect and deter, and we cannot assure investors that our risk management procedures and controls will prevent losses from fraudulent activity. In our role as underwriter and selling agent, we may be liable if there are material misstatements or omissions of material information in prospectuses and other communications regarding underwritten offerings of securities. At any point in time, the aggregate amount of existing claims against us could be material. While we do not expect the outcome of any existing claims against us to have a material adverse impact on our business, financial condition, or results of operations, we cannot assure you that these types of proceedings will not materially and adversely affect us. We do not carry insurance that would cover payments regarding these liabilities, with the exception of fidelity coverage with respect to certain fraudulent acts of our employees. In addition, our by-laws provide for the indemnification of our officers, directors, and employees to the maximum extent permitted under Delaware law. In the future, we may be the subject of indemnification assertions under these documents by our officers, directors or employees who have or may become defendants in litigation. These claims for indemnification may subject us to substantial risks of potential liability.

In addition to the foregoing financial costs and risks associated with potential liability, the defense of litigation has increased costs associated with attorneys’ fees. The amount of outside attorneys’ fees incurred in connection with the defense of litigation could be substantial and might materially and adversely affect our results of operations as such fees occur. Securities class action litigation in particular is highly complex and can extend for a protracted period of time, thereby substantially increasing the costs incurred to resolve this litigation.

We continually encounter technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements, which are important to attract and retain financial advisors.

We rely extensively on electronic data processing and communications systems. The brokerage and investment banking industry continues to undergo technological change, with periodic introductions of new technology-driven products and services. In addition to better serving clients, the effective use of technology increases efficiency and enables firms to reduce costs. Our future success will depend, in part, upon our ability to successfully maintain and upgrade our systems and our ability to address the needs of our clients by using technology to provide products and services that will satisfy their demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot assure you that we will be able to effectively upgrade our systems, implement new technology-driven products and services or be successful in marketing these products and services to our clients.

Our operations and infrastructure and those of the service providers upon which we rely may malfunction or fail.

Our business is highly dependent on our ability to process, on a daily basis, a large number of transactions across diverse markets, and the transactions we process have become increasingly complex. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses. If any of these systems do not operate properly or are disabled, or if there are other shortcomings or failures in our internal processes, people or systems, we could suffer impairments, financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage.

We have outsourced certain aspects of our technology infrastructure, including trade processing, data centers, disaster recovery systems, and wide area networks, as well as market data servers, which constantly broadcast news, quotes, analytics, and other important information to the desktop computers of our financial advisors. We contract with other vendors to produce, batch, and mail our confirmations and customer reports. We are dependent on our technology providers to manage and monitor those functions. A disruption of any of the outsourced services would be out of our control and could negatively impact our business. We have experienced disruptions on occasion, none of which has been material to our operations and results. However, there can be no guarantee that future disruptions with these providers will not occur.

We also face the risk of operational failure or termination of relations with any of the clearing agents, exchanges, clearing houses or other financial intermediaries we use to facilitate our securities transactions. Any such failure or termination could adversely affect our ability to effect transactions and to manage our exposure to risk.

Our operations also rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Although we take protective measures and endeavor to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. If one or more of such events occur, this could jeopardize our or our clients’ or counterparties’ confidential and other information processed, stored in and transmitted through our computer systems and networks, or otherwise cause interruptions or malfunctions in our, our clients’, our counterparties’ or third parties’ operations. We may be required to expend significant additional resources to modify our protective measures, to investigate and remediate vulnerabilities or other exposures or to make required notifications, and we may be subject to litigation and financial losses that are either not insured or not fully covered through any insurance maintained by us.

Lack of sufficient liquidity or access to capital could impair our business and financial condition.

Liquidity is essential to our business. If we have insufficient liquid assets, we will be forced to curtail our operations, and our business will suffer. The principal source of our liquidity is our assets, consisting mainly of cash or assets readily convertible into cash. These assets are financed primarily by our equity capital, debentures to trusts, client credit balances, short-term bank loans, proceeds from securities lending, and other payables. We currently finance our client accounts and firm trading positions through ordinary course borrowings at floating interest rates from various banks on a demand basis and securities lending, with company-owned and client securities pledged as collateral. Changes in securities market volumes, related client borrowing demands, underwriting activity, and levels of securities inventory affect the amount of our financing requirements.

Our liquidity requirements may change in the event we need to raise more funds than anticipated to increase inventory positions, support more rapid expansion, develop new or enhanced services and products, acquire technologies, or respond to other unanticipated liquidity requirements. We rely exclusively on financing activities and distributions from our subsidiaries for funds to implement our business and growth strategies, and repurchase our shares. Net capital rules, restrictions under our long-term debt, or the borrowing arrangements of our subsidiaries, as well as the earnings, financial condition, and cash requirements of our subsidiaries, may each limit distributions to us from our subsidiaries.

In the event existing internal and external financial resources do not satisfy our needs, we may have to seek additional outside financing. The availability of outside financing will depend on a variety of factors, such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, credit ratings, and credit capacity, as well as the possibility that lenders could develop a negative perception of our long-term or short-term financial prospects if we incurred large trading losses or if the level of our business activity decreased due to a market downturn. Similarly, our access to funds may be impaired if regulatory authorities took significant action against us, or if we discovered that one of our employees had engaged in serious unauthorized or illegal activity. Our internal sources of liquidity may prove to be insufficient, and in such case, we may not be able to successfully obtain outside financing on favorable terms, or at all.

We are subject to net capital and other regulatory capital requirements; failure to comply with these rules would significantly harm our business.

The SEC requires broker-dealers to maintain adequate regulatory capital in relation to their liabilities and the size of their customer business. These rules require broker-dealers to maintain a substantial portion of their assets in cash or highly liquid investments. Failure to maintain the required net capital may subject a firm to limitation of its activities, including suspension or revocation of its registration by the SEC and suspension or expulsion by the Financial Industry Regulatory Authority (“FINRA”) and other regulatory bodies, and ultimately may require its liquidation. These rules affect Stifel Nicolaus and Century Securities. Failure to comply with the net capital rules could have material and adverse consequences, such as:

•	limiting our operations that require intensive use of capital, such as underwriting or trading activities; or

•	restricting us from withdrawing capital from our subsidiaries, even where our broker-dealer subsidiaries have more than the minimum amount of required capital. This, in turn, could limit our ability to implement our business and growth strategies, pay interest on and repay the principal of our debt and/or repurchase our shares.

In addition, a change in the net capital rules or the imposition of new rules affecting the scope, coverage, calculation, or amount of net capital requirements, or a significant operating loss or any large charge against net capital, could have similar adverse effects.

Our international subsidiary, Stifel Nicolaus Limited (“SN Ltd.”), is subject to the regulatory supervision and requirements of the Financial Services Authority (“FSA”) in the United Kingdom, which also sets minimum capital requirements.

As a registered broker-dealer, we are subject to the Uniform Net Capital Rule, Rule 15c3-1 under the Exchange Act (the “Rule”), which requires the maintenance of minimum net capital, as defined. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items. Century Securities is also subject to minimum capital requirements that may restrict the payment of cash dividends and advances to the company. The only restriction with regard to the payment of cash dividends by us is our ability to obtain cash through dividends and advances from our subsidiaries, if needed.

The company, as a bank holding company, and Stifel Bank & Trust are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the company and Stifel Bank & Trust. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the company and Stifel Bank & Trust must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The company’s and Stifel Bank & Trust’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Our underwriting and market making activities place our capital at risk.

We may incur losses and be subject to reputational harm to the extent that, for any reason, we are unable to sell securities we purchased as an underwriter at the anticipated price levels. As an underwriter, we also are subject to heightened standards regarding liability for material misstatements or omissions in prospectuses and other offering documents relating to offerings we underwrite. As a market maker, we may own large positions in specific securities, and these undiversified holdings concentrate the risk of market fluctuations and may result in greater losses than would be the case if our holdings were more diversified.

We are subject to increasing governmental and organizational regulation.

Our business and the securities industry generally, is subject to extensive regulation at both the federal and state levels. In addition, self-regulatory organizations (“SRO”), such as FINRA, require compliance with their extensive rules and regulations. Among other things, these regulatory authorities impose restrictions on sales methods, trading practices, use and safekeeping of customer funds and securities, record keeping, and the conduct of principals and employees. The extensive regulatory framework applicable to broker-dealers, the purpose of which is to protect investors and the integrity of the securities markets, imposes significant compliance burdens and attendant costs on us. The regulatory bodies that administer these rules do not attempt to protect the interests of our security holders as such, but rather the public and markets generally. Failure to comply with any of the laws, rules, or regulations of any SRO, state, or federal regulatory authority could result in a fine, injunction, suspension, or expulsion from the industry, which could materially and adversely impact us. Furthermore, amendments to existing state or federal statutes, rules and regulations or the adoption of new statutes, rules and regulations (such as the Sarbanes-Oxley Act of 2002) could require us to alter our methods of operation at costs which could be substantial. In addition, our ability to comply with laws, rules, and regulations is highly dependent upon our ability to maintain a compliance system which is capable of evolving with increasingly complex and changing requirements. Moreover, our independent contractor subsidiaries, Century Securities and SN Ltd, give rise to a potentially higher risk of noncompliance because of the nature of the independent contractor relationships involved.

We may suffer losses if our reputation is harmed.

Our ability to attract and retain customers and employees may be adversely affected to the extent our reputation is damaged. If we fail to deal, or appear to fail to deal, with various issues that may give rise to reputational risk, we could harm our business prospects. These issues include, but are not limited to, appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money-laundering, privacy, record-keeping, sales and trading practices, and the proper identification of the legal, reputational, credit, liquidity and market risks inherent in our products. Failure to appropriately address these issues could also give rise to additional legal risk to us, which could, in turn, increase the size and number of claims and damages asserted against us or subject us to regulatory enforcement actions, fines, and penalties.

Our stock price has been volatile and it may continue to be volatile in the future.

The market price of our common stock could be subject to significant fluctuations due to factors such as:

•	the success or failure of our acquisitions, our operating strategies and our perceived prospects, those of our acquired companies and those of the financial services industry in general;

•	actual or anticipated fluctuations in our financial condition or results of operations;

•	failure to meet the expectations of securities analysts;

•	a decline in the stock prices of peer companies;

•	a discount in the trading multiple of our common stock relative to that of common stock of certain of our peer companies due to perceived risks associated with our smaller size; and

•	realization of any of the other risks described in this section.

Declines in the price of our common stock may adversely affect our ability to recruit and retain key employees, including our managing directors and other key professional employees and those who have joined us from companies we have acquired. In addition, we may not be able to access the capital markets or use our stock effectively in connection with future acquisitions.

Our current stockholders may experience dilution in their holdings if we issue additional shares of common stock as a result of the Ryan Beck acquisition, or future offerings or acquisitions where we use our stock.

In 2007 we obtained stockholder approval to issue additional shares of our common stock as payment of contingent “earn-out” payments in connection with our acquisition of Ryan Beck and to issue equity awards to retain individuals who were employees of Ryan Beck as of the date of our acquisition of that company. We have issued 671,815 stock units to purchase shares of our common stock under this plan. Although we may pay all or a part of any such “earn-out” payments in cash at our election, we may issue up to 1,000,000 additional shares of common stock to pay any such amounts that may become due. In addition, we may consider using our equity in pursuing acquisition candidates on an opportunistic basis, which is part of our growth strategy. If we issue additional shares of common stock as a result of the approval described above in connection with the Ryan Beck acquisition, including an election to pay any earn-out consideration by using shares of our common stock in lieu of cash, or if we otherwise issue stock in connection with future acquisitions or as a result of a financing, investors ownership interest in our company will be diluted.

Misconduct by our employees or by the employees of our business partners could harm us and is difficult to detect and prevent.

There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct could occur at our firm. For example, misconduct could involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter misconduct and the precautions we take to detect and prevent this activity may not be effective in all cases. Our ability to detect and prevent misconduct by entities with whom we do business may be even more limited. We may suffer reputational harm for any misconduct by our employees or those entities with whom we do business.

Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risk.

Although we have developed risk management procedures and policies to identify, monitor, and manage risks, we cannot assure investors that our procedures will be fully effective. Our risk management methods may not effectively predict the risks we will face in the future, which may be different in nature or magnitude than past experiences. In addition, some of our risk management methods are based on an evaluation of information regarding markets, clients, and other matters provided by third parties. This information may not be accurate, complete, up-to-date, or properly evaluated, and our risk management procedures may be correspondingly flawed. Management of operational, legal, and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and we cannot assure investors that our policies and procedures will be fully effective.

Provisions in our certificate of incorporation and bylaws and of Delaware law may prevent or delay an acquisition of our company, which could decrease the market value of our common stock.

Our certificate of incorporation and bylaws and Delaware law contain provisions that are intended to deter abusive takeover tactics by making them unacceptably expensive to prospective acquirors and to encourage prospective acquirors to negotiate with our board of directors rather than to attempt a hostile takeover. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of our company and our stockholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in it contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (“Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (“Securities Exchange Act”) that are based upon our current expectations and projections about future events. We intend for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements from our use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect” and similar expressions. These forward-looking statements include statements relating to:

•	our goals, intentions and expectations;

•	our business plans and growth strategies;

•	our ability to integrate and manage our acquired businesses;

•	estimates of our risks and future costs and benefits; and

•	forecasted demographic and economic trends relating to our industry.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, changes in general economic and business conditions, actions of competitors, regulatory actions, changes in legislation, technology changes and the risks and other factors set forth in “Risk Factors” beginning on page S-11.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. You should not place undue reliance on any forward-looking statements, which speak only as of the date they were made. We will not update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under federal securities laws. We qualify all of our forward-looking statements by these cautionary statements.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the NYSE and the Chicago Stock Exchange (“CSE”) under the symbol “SF.” Set forth below are the high and low sales prices for our common stock as reported by the NYSE for the two most recently completed fiscal years and the period from January 1, 2008 through March 17, 2008:

	Low	High

2006
First Quarter	$37.09	$44.15
Second Quarter	$32.45	$43.60
Third Quarter	$29.67	$35.83
Fourth Quarter	$31.26	$42.00
2007
First Quarter	$37.15	$52.21
Second Quarter	$42.44	$61.90
Third Quarter	$48.77	$62.04
Fourth Quarter	$44.05	$63.48
2008
First Quarter (through 3/17/08)	$37.00	$52.53

On March 17, 2008, the closing price for our common stock as reported on the NYSE was $40.31. As of February 22, 2008, there were approximately 5,900 holders of our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

As of February 22, 2008, we had 15,665,146 shares of common stock outstanding. All of these shares, including the shares sold in this offering, will be available for immediate sale in the public market as of the date of this prospectus supplement subject to the limitations described below. Any shares purchased by our affiliates, including Stifel Nicolaus, may generally only be sold pursuant to a registration statement or an exemption from registration, including in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the issuer.

In addition, as of February 22, 2008, 499,136 shares of our common stock were issuable upon the exercise of warrants issued in connection with the Ryan Beck acquisition at an exercise price of $36.00 per share. We agreed to register for resale shares issuable upon exercise of such warrants as described below under “— Registration Rights.” Finally, at February 22, 2008, under our various incentive stock plans we had an aggregate of (1) 1,100,038 options outstanding at a weighted-average exercise price of $11.46 and a weighted-average remaining contractual life of 3.94 years, (2) 4,119,777 stock units outstanding and (3) 943,134 additional shares of common stock reserved for issuance pursuant to our equity incentive and stock option plans.

Lock-Up Agreements

We, our executive officers and directors have agreed that for a period of 90 days from the date of this prospectus, and the selling stockholders have agreed that for a period of 120 days from the date of this prospectus, we will not and they will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, subject to certain exceptions, sell, offer to sell or otherwise transfer or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock.

Rule 144

In general, under Rule 144, a person who has beneficially owned restricted shares for at least six months and is an affiliate (as that term is defined in Rule 144), would be entitled to sell in any three-month period up to the greater of:

•	1% of the then-outstanding common shares immediately after this offering; and

•	the average weekly trading volume of the common shares during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales by affiliates under Rule 144 are also subject to certain manner of sale and notice requirements and to the availability of current public information about us.

In addition, under Rule 144, a person who has not been one of our affiliates during the preceding 90 days and who has beneficially owned the restricted shares for at least six months is entitled to sell them without restriction, provided that until the shares have been held for at least one year, they may only be sold subject to the availability of current public information about us.

Registration Rights

In connection with the closing of the Ryan Beck acquisition, we entered into a registration rights agreement with BankAtlantic Bancorp (on its own behalf and on behalf of the holders of options to acquire shares of Ryan Beck common stock who received shares of Stifel common stock in the acquisition) relating to the registration of shares of our common stock issued as merger consideration. We registered for resale all such shares (including shares issuable upon exercise of certain warrants) held by stockholders other than BankAtlantic Bancorp within 180 days after the closing of the Ryan Beck acquisition, in July 2007. In addition, at that time we also registered an initial tranche of one-third of such shares issued to BankAtlantic Bancorp (including shares issuable upon exercise of certain warrants held by BankAtlantic Bancorp). Under the registration rights agreement, we also agreed to register two additional tranches each equal to one-third of such shares held by BankAtlantic Bancorp by the first and second anniversaries of our initial share registration. We have included the shares to be sold by BankAtlantic Bancorp in this offering pursuant to certain incidental registration rights in the registration rights agreement. In addition, effective upon the consummation of this offering, we have agreed to release the lock-up restrictions in the registration rights agreement on the balance of the shares issued to BankAtlantic Bancorp.

In addition, in December 1997 we entered into a registration rights agreement with The Western and Southern Life Insurance Company (“Western and Southern”) relating to the registration of shares of our common stock acquired by Western and Southern at that time. We granted to Western and Southern certain demand and “piggyback” registration rights. We are not obligated to effect more than one demand registration in any 12-month period. We agreed to bear the expenses of the registration (excluding Western and Southern’s internal expenses and underwriting discounts and commissions) for the initial two demand registrations and for all “piggyback” registrations. We have the right to repurchase the shares proposed to be registered pursuant to any registration request delivered by Western and Southern under this registration rights agreement.

PRINCIPAL AND SELLING STOCKHOLDERS

BankAtlantic Bancorp.  BankAtlantic Bancorp is offering 1,600,000 shares of Stifel common stock under this prospectus supplement and has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 285,000 additional shares of common stock at the public offering price, less the underwriting discount, to cover over-allotments. BankAtlantic Bancorp, the former stockholder of Ryan Beck, acquired our shares in connection with our acquisition of Ryan Beck. On February 28, 2007, we issued 2,467,600 shares of our common stock as partial payment of our acquisition of Ryan Beck to BankAtlantic Bancorp as the sole stockholder of Ryan Beck, and to other holders of options to purchase Ryan Beck common stock who were entitled to a portion of the merger consideration (“Other Recipients”). In addition, we received stockholder approval in 2007 to, among other things, issue immediately exercisable warrants to purchase an aggregate of 500,000 shares of our common stock at an exercise price of $36.00 per share to BankAtlantic Bancorp and to the Other Recipients. We subsequently issued those warrants.

On January 14, 2008, we repurchased 250,000 shares of our common stock from BankAtlantic Bancorp in a privately negotiated transaction for $42.35 per share, the closing price on Friday, January 11, 2008.

BankAtlantic Bancorp was the sole stockholder of Ryan Beck prior to our acquisition of Ryan Beck on February 28, 2007. BankAtlantic Bancorp and the Other Recipients were issued shares and warrants as partial consideration for our acquisition of Ryan Beck. Upon closing of the acquisition, Ryan Beck became a wholly-owned subsidiary of Stifel Financial Corp. To our knowledge, other than the foregoing and the ownership of shares of our common stock and warrants to purchase our common stock and the associated registration rights agreement described in this prospectus supplement, neither BankAtlantic Bancorp nor any of its affiliates has held any position or office with, been employed by or otherwise had any material relationship with us or our affiliates during the past three years.

Western and Southern.  The Western and Southern Life Insurance Company (“Western and Southern”) is offering 300,000 shares of Stifel common stock under this prospectus supplement. To our knowledge, neither Western and Southern nor any of its affiliates have held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the past three years.

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of February 22, 2008, and as adjusted to reflect the sale of the common stock being offered hereby and assuming no exercise of the underwriter’s over-allotment option, by:

•	each of our directors and executive officers;
•	all our directors and executive officers as a group; and
•	each person, or group of affiliated persons, who is known by us to own beneficially more than 5% of our common stock, including the selling stockholders.

			Number of
	Beneficial Ownership		Shares to be	Beneficial Ownership
	Prior to the Offering		Sold in the	Following the Offering
Directors and Executive Officers	Number(1)	Percent(2)	Offering	Number	Percent

Ronald J. Kruszewski	673,769	4.22%	—	673,769	4.22%
James M. Zemlyak	338,043	2.14%	—	338,043	2.14%
Scott B. McCuaig	320,181	2.03%	—	320,181	2.03%
Thomas P. Mulroy	120,463	*	—	120,463	*
Richard J. Himelfarb	113,355	*	—	113,355	*
Joseph A. Sullivan	112,130	*	—	112,130	*
James M. Oates	83,104	*	—	83,104	*
Ben A. Plotkin	76,688	*	—	76,688	*
David D. Sliney	71,870	*	—	71,870	*
Bruce A. Beda	43,392	*	—	43,392	*
Robert E. Lefton	39,250	*	—	39,250	*
Charles A. Dill	36,981	*	—	36,981	*

			Number of
	Beneficial Ownership		Shares to be	Beneficial Ownership
	Prior to the Offering		Sold in the	Following the Offering
Directors and Executive Officers	Number(1)	Percent(2)	Offering	Number	Percent

Robert J. Baer	23,737	*	—	23,737	*
Richard F. Ford	22,885	*	—	22,885	*
John P. Dubinsky	20,376	*	—	20,376	*
Fredrick O. Hanser	16,643	*	—	16,643	*
David M. Minnick	5,286	*	—	5,286	*
Kelvin R. Westbrook	1,282			1,282
Total Directors & Executive Officers (18 persons)	2,119,355	12.89%	—	2,119,355	12.89%
Five Percent and Selling Stockholders
BankAtlantic Bancorp, Inc.	2,609,078	16.16%	1,600,000	1,009,078	6.25%
The Western and Southern Life Insurance Company	1,359,882	8.68%	300,000	1,059,882	6.77%
Rainier Investment Management, Inc.	795,525	5.08%	—	795,525	5.08%

*	Less than 1%.

(1)	Includes the following shares that such persons and group have the right to acquire currently or within 60 days following February 22, 2008, upon the exercise of stock options: Mr. Kruszewski — 170,133; Mr. Zemlyak — 141,334; Mr. McCuaig — 78,401; Mr. Oates — 200; Mr. Sliney — 40,199; Mr. Beda — 7,399; Mr. Lefton — 7,399; Mr. Dill — 7,399; Mr. Baer — 6,600; Mr. Ford — 7,399; Mr. Dubinsky — 7,401; Mr. Hanser — 7,401; Mr. Minnick — 1,800; and directors and executive officers as a group — 483,065. Also includes the following shares allocated to such persons and group under the Stifel Financial Corp. Stock Ownership Plan and Trust: Mr. Kruszewski — 475; Mr. Zemlyak — 385; Mr. McCuaig — 452; Mr. Mulroy — 29; Mr. Himelfarb — 29; Mr. Sullivan — 29; Mr. Sliney — 618; Mr. Minnick — 48; and directors and executive officers as a group — 2,065. Also includes the following shares allocated to such persons and group underlying stock units vested currently or within 60 days following February 22, 2008: Mr. Kruszewski — 121,099 Mr. Zemlyak — 19,544; Mr. McCuaig — 26,939; Mr. Mulroy — 4,847; Mr. Himelfarb — 856; Mr. Sullivan — 749; Mr. Oates — 11,782; Mr. Plotkin — 12,500; Mr. Sliney — 9,947; Mr. Beda — 12,216; Mr. Lefton — 11,674; Mr. Dill — 10,813; Mr. Baer — 10,813; Mr. Ford — 7,082; Mr. Dubinsky — 7,909; Mr. Hanser — 7,909; Mr. Minnick — 874; Mr. Westbrook — 1,282; and directors and executive officers as a group — 278,835. Also includes the following shares allocated to such persons and group under the Stifel, Nicolaus & Company, Incorporated Profit Sharing 401(k) Plan: Mr. Zemlyak — 2,852; Mr. Himelfarb — 1,484; Mr. Sullivan — 1,352; and directors and executive officers as a group — 5,689. Also includes the following shares that such persons and group have the right to acquire currently upon the exercise of warrants to purchase common stock: Mr. Plotkin — 10,467; directors and executive officers as a group — 10,467; and BankAtlantic Bancorp, Inc. — 481,724. The information shown for BankAtlantic Bancorp is based on a Schedule 13D/A, dated January 16, 2008, of BankAtlantic Bancorp. The information in the Schedule 13D/A indicates that BankAtlantic Bancorp has the sole power to vote and dispose of such shares. The information shown for Western and Southern is based on a Schedule 13G/A filed February 14, 2008 by Western and Southern. The information in the Schedule 13G/A indicates that Western and Southern has the sole power to vote and dispose of such shares. The information shown for Rainier Investment Management, Inc. (“Rainer Investment Management”) is based on a Schedule 13G filed February 14, 2008 by Rainier Investment Management. The information in the Schedule 13G indicates that Rainier Investment Management has the sole power to vote and dispose of such shares.

(2)	Based upon 15,665,146 shares of common stock issued and outstanding as of February 22, 2008, and, for each director or officer or the group, the number of shares subject to options, stock units, or warrants to purchase common stock which the director or officer or the group has the right to acquire currently or within 60 days following February 22, 2008. For BankAtlantic Bancorp, Inc., the percentage is based upon the number of shares held at February 22, 2008 and the number of shares to be issued upon exercise of warrants to purchase common stock.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock. This discussion applies only to a non-U.S. holder (as defined below) of our common stock. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion is limited to investors that hold our common stock as capital assets for U.S. federal income tax purposes. Furthermore, this discussion does not address all aspects of U.S. federal income and estate taxation that may be applicable to investors in light of their particular circumstances, or to investors subject to special treatment under U.S. federal income or estate tax law, such as financial institutions, insurance companies, tax-exempt organizations, entities that are treated as partnerships for U.S. federal tax purposes, dealers in securities or currencies, expatriates, persons deemed to sell our common stock under the constructive sale provisions of the Code and persons that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment. Furthermore, this discussion does not address any U.S. federal gift tax consequences or any state, local or foreign tax consequences. Prospective investors should consult their tax advisors regarding the U.S. federal, state, local and foreign income, estate and other tax consequences of the purchase, ownership and disposition of our common stock.

For purposes of this summary, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income and estate tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity subject to tax as a corporation for such purposes that is created or organized under the laws of the United States or any political subdivision thereof, (iii) a partnership (including any entity or arrangement treated as a partnership for such purposes), (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (v) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (B) that has made a valid election to be treated as a U.S. person for such purposes. If a partnership (including any entity or arrangement treated as a partnership for such purposes) owns our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns our common stock should consult their tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

Dividends

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if certain income tax treaties apply, that are attributable to a non-U.S. holder’s permanent establishment in the United States are not subject to the withholding tax described above but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates. A non-U.S. holder must satisfy certain certification requirements for its effectively connected dividends to be exempt from the withholding tax described above. Dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, has a “tax home” in the U.S. (within the meaning of Section 865(g)(1)(A)(i)(II) of the Code) and is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions;

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if certain income tax treaties apply, is attributable to a Non-U.S. Holder’s permanent establishment in the United States; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock. We do not believe that we have been, currently are, or will become, a United States real property holding corporation. If we were or were to become a United States real property holding corporation at any time during the applicable period, however, any gain recognized on a disposition of our common stock by a non-U.S. Holder that did not own (directly, indirectly or constructively) more than 5% of our common stock during the applicable period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code).

Individual non-U.S. holders who are subject to U.S. federal income tax because the holders were present in the United States for 183 days or more during the year of disposition, and had a “tax home” in the U.S. (within the meaning of Section 865(g)(1)(A)(i)(II) of the Code) are taxed on their gains (including gains from the sale of our common stock and net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Other non-U.S. holders subject to U.S. federal income tax with respect to gain recognized on the disposition of our common stock generally will be taxed on any such gain on a net income basis at applicable graduated U.S. federal income tax rates and, in the case of foreign corporations, the branch profits tax discussed above also may apply.

Federal Estate Tax

Our common stock that is owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, and, therefore, U.S. federal estate tax may be imposed with respect to the value of such stock, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding

In general, backup withholding will apply to dividends on our common stock paid to a non-U.S. holder, unless the holder has provided the required certification that it is a non-U.S. holder and the payor does not have actual knowledge (or reason to know) that the holder is a U.S. person. Generally, information will be reported to the Internal Revenue Service regarding the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld. A similar report is sent to the recipient of the dividend.

In general, backup withholding and information reporting will apply to the payment of proceeds from the disposition of our common stock by a non-U.S. holder through a U.S. office of a broker or through the non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States, unless the holder has provided the required certification that it is a non-U.S. holder and the payor does not have actual knowledge (or reason to know) that the holder is a U.S. person.

Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the Internal Revenue Service.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and the selling stockholders have agreed to sell to such underwriter, the respective number of shares set forth opposite the name of such underwriter.

Underwriter	Number of Shares

Stifel, Nicolaus & Company, Incorporated	617,500
Merrill Lynch, Pierce, Fenner & Smith Incorporated	617,500
Keefe, Bruyette & Woods, Inc.	427,500
Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC	237,500

Total	1,900,000

The maximum underwriting compensation in connection with an offering will not exceed 8% of gross proceeds. Because we may be deemed to be an affiliate of Stifel Nicolaus, the offering will be conducted in accordance with FINRA Conduct Rule 2720.

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters, for whom Stifel, Nicolaus & Company, Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Keefe, Bruyette & Woods, Inc. are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a discount not in excess of $1.20 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and other selling terms.

BankAtlantic Bancorp has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 285,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter’s initial purchase commitment.

We, our executive officers and directors have agreed that for a period of 90 days from the date of this prospectus, and the selling stockholders have agreed that for a period of 120 days from the date of this prospectus, we will not and they will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, subject to certain exceptions, sell, offer to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock.

In connection with the closing of the Ryan Beck acquisition, we entered into a registration rights agreement with BankAtlantic Bancorp (on its own behalf and on behalf of the holders of options to acquire shares of Ryan Beck common stock who received shares of Stifel common stock in the acquisition) relating to the registration of shares of our common stock issued as merger consideration. We registered for resale all such shares (including shares issuable upon exercise of certain warrants) held by stockholders other than BankAtlantic Bancorp within 180 days after the closing of the Ryan Beck acquisition, in July 2007. In addition, at that time we also registered an initial tranche of one-third of such shares issued to BankAtlantic Bancorp (including shares issuable upon exercise of certain warrants held by BankAtlantic Bancorp). Under the registration rights agreement, we also agreed to register two additional tranches each equal to one-third of such shares held by BankAtlantic Bancorp by the first and second anniversaries of our initial share registration. We have included the shares to be sold by BankAtlantic Bancorp in this offering pursuant to certain incidental registration rights in the registration rights agreement. In addition, effective upon the consummation of this offering, we have agreed to release the lock-up restrictions in the registration rights agreement on the balance of the shares issued to BankAtlantic Bancorp.

Merrill Lynch, Pierce, Fenner & Smith Incorporated in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Our common stock is traded on the NYSE and the CSE under the symbol “SF.”

The following table shows the underwriting discount to be paid to the underwriters by the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Paid by Selling Stockholders
	No Exercise	Full Exercise

Per share	$2.00	$2.00
Total	$3,800,000	$4,370,000

In connection with the offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Merrill Lynch, Pierce, Fenner & Smith Incorporated, in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the NYSE, the CSE or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

We estimate that the total expenses of this offering will be approximately $325,000. We have agreed to pay all expenses of the selling stockholders other than the underwriting discount, the fees and expenses of the selling stockholders’ legal counsel and certain stamp duties or transfer taxes, if any, which may be due in connection with the transfer of the selling stockholders’ shares of common stock. The underwriters have agreed to reimburse us for approximately $100,000 of the expenses of this offering.

The representatives have performed certain investment banking and advisory services for Stifel from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for Stifel in the ordinary course of their business.

Stifel and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

LEGAL MATTERS

Certain legal matters with regard to the shares of common stock offered by this prospectus will be passed upon by Bryan Cave LLP, St. Louis, Missouri, counsel to Stifel Financial Corp. Certain legal matters in connection with the offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher and Flom LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from Stifel Financial Corp.’s Annual Report on Form 10-K for the year ended December 31, 2007 and the effectiveness of Stifel Financial Corp.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

STIFEL FINANCIAL CORP.

Common Stock

We may offer, issue and sell from time to time shares of our common stock.

This prospectus describes some of the general terms that may apply to these shares of common stock. Supplements to this prospectus supplements may add, update, or change information contained in this prospectus. This prospectus may not be used to offer and sell shares of common stock unless accompanied by a prospectus supplement. You should read this prospectus and the applicable prospectus supplement carefully before you make your investment decision.

We may offer and sell these shares of common stock through one or more underwriters, dealers and agents, through underwriting syndicates managed or co-managed by one or more underwriters, or directly to purchasers, on a continuous or delayed basis.

To the extent that any selling securityholder resells any shares of common stock, the selling securityholder may be required to provide you with this prospectus and a prospectus supplement identifying and containing specific information about the selling securityholder and the terms of the shares of common stock being offered.

The prospectus supplement for each offering of shares of common stock will describe the plan of distribution for that offering. Our common stock is listed on the New York Stock Exchange (“NYSE”) and the Chicago Stock Exchange (“CSE”) under the symbol “SF.” Each prospectus supplement will indicate if the shares of common stock offered thereby will be listed on any securities exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 19, 2007.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may, from time to time, sell shares of common stock, as described in this prospectus, in one or more offerings.

This prospectus provides you with a general description of the common stock we may offer. Each time we sell common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts and prices of the common stock offered. The prospectus supplements may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find Additional Information.”

To the extent that this prospectus is used by any selling securityholder to resell any common stock, information with respect to the selling securityholder and the terms of the common stock being offered will be contained in a prospectus supplement.

You should rely on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell common stock in any jurisdiction where the offer or sale is not permitted.

You should assume that the information in this prospectus is accurate as of the date of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You may read and copy these documents at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov. Our common stock is listed on the NYSE and the CSE under the symbol “SF.”

The SEC allows “incorporation by reference” into this prospectus of information that we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered to be a part of this prospectus and any information filed by us with the SEC subsequent to the date of this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents which we have filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 1-9305), filed with the SEC on March 16, 2007, as amended by our Annual Report on Form 10-K/A for the year ended December 31, 2006 (File No. 1-9305), filed with the SEC on June 28, 2007;

•	our Definitive Proxy Statement for the 2007 Annual Meeting of Stockholders (File No. 1-9305) filed with the SEC on April 30, 2007;

•	our Definitive Proxy Statement for the special meeting of Stockholders (File No. 1-9305) filed with the SEC on May 22, 2007;

•	our Quarterly Reports on Form 10-Q for the three months ended March 31, 2007 (File No. 1-9305), filed with the SEC on May 15, 2007, for the six months ended June 30, 2007 (File No. 1-9305), filed with the SEC on August 9, 2007 and for the nine months ended September 30, 2007 (File No. 1-9305), filed with the SEC on November 9, 2007;

•	our Current Reports (File No. 1-9305) on Form 8-K filed with the SEC on January 9, 2007, March 1, 2007, April 5, 2007, April 5, 2007, July 5, 2007, August 13, 2007, and on Form 8-K/A filed with the

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SEC on January 12, 2007, March 6, 2007 and May 7, 2007 (except, in any such case, the portions furnished and not filed pursuant to Item 2.02, Item 7.01 or otherwise); and

•	the description of our common stock set forth in our Registration Statement on Form 8-A filed with the SEC on April 29, 1987.

We incorporate by reference any filings made with the SEC in accordance with Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus and before the termination of the offering.

We will provide a copy of the documents we incorporate by reference (other than exhibits attached to those documents, unless such exhibits are specifically incorporated by reference into the information incorporated herein), at no cost, to any person who receives this prospectus. You may request a copy of any or all of these documents, either orally or in writing, by contacting us at the following address and phone number: Stifel Financial Corp., Investor Relations, 501 N. Broadway, St. Louis, Missouri 63102, (314) 342-2000.

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STIFEL FINANCIAL CORP.

Stifel Financial Corp. is a financial services holding company headquartered in St. Louis. Our principal subsidiary is Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus”), a full service retail and institutional brokerage and investment banking firm. Our other subsidiaries include Century Securities Associates, Inc. (“Century Securities”), an independent contractor broker-dealer firm; and Stifel Bank & Trust, a commercial bank. With our century-old operating history, we have built a diversified business focused primarily on serving private clients, institutional investors and investment banking clients located across the country. We have grown both organically as well as through acquisitions, including our recent acquisitions of (1) the Capital Markets business of Legg Mason; (2) Ryan Beck, a full-service brokerage and investment banking firm; and (3) First Service Financial Company, a St. Louis-based bank holding company.

Stifel Nicolaus’ principal activities are: (1) private client services, including securities transactions and financial planning services; (2) institutional equity and fixed income sales and trading; and (3) investment banking, including public offerings, private placements, and mergers and acquisitions. Our proprietary, highly-regarded securities research product is important to all of these businesses.

Our private client business consists of an extensive network of financial advisors located in branch offices nationally, with a concentration in the Midwest and Mid-Atlantic regions, and with a growing presence in the Northeast, Southeast and Western United States. Our private client professionals provide retail brokerage and financial advisory services to individuals. Our institutional equity and fixed income sales and trading business provides services to institutional investors and money managers as well as municipalities and corporations in the United States. In addition, our international subsidiary, Stifel Nicolaus Limited, provides equity sales and trading services to institutional investors in Europe through our offices located in London, Geneva and Madrid. Our investment banking business focuses on middle market companies as well as on larger companies in targeted industries where we have particular expertise.

Our Century Securities subsidiary is a broker-dealer serving independent securities brokers nationwide. Through Stifel Bank & Trust we offer retail and commercial banking services to meet the needs of our clients, including personal loan programs, commercial lending programs and other banking products.

USE OF PROCEEDS

Unless otherwise set forth in a prospectus supplement, we intend to use the net proceeds of any offering of common stock sold by us for general corporate purposes, which may include acquisitions, repayment of debt, capital expenditures and working capital. The net proceeds may be invested temporarily in short-term marketable securities or applied to repay short-term debt until they are used for their stated purpose.

Unless otherwise set forth in a prospectus supplement, we will not receive any proceeds in the event that the securities are sold by a selling securityholder.

DESCRIPTION OF COMMON STOCK

As of September 30, 2007, we are authorized to issue up to 30,000,000 shares of common stock. Computershare Limited is the transfer agent and registrar for our common stock. Our common stock is listed on the NYSE and the CSE under the symbol “SF.”

The following is a summary of the material terms and rights associated with our common stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws. Since the terms of our certificate of incorporation and bylaws, and Delaware corporate law, are more detailed than the general information provided below, you should only rely on the actual provisions of those documents and Delaware law for a complete statement of the terms and rights of our common stock. If you would like to read those documents, they are on file with the SEC, as described under the heading “Where You Can Find Additional Information” on page 1.

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As of October 31, 2007, there were 15,145,063 shares of common stock outstanding that were held of record by approximately 4,500 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares voting are able to elect all of the directors. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available for dividends, as well as any distributions to the stockholders. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

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LEGAL MATTERS

In connection with particular offerings of shares of common stock in the future, and unless otherwise indicated in the applicable prospectus supplement, the validity of those shares of common stock will be passed upon for Stifel Financial Corp. by Bryan Cave LLP, St. Louis, Missouri.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Stifel Financial Corp.’s Annual Report on Form 10-K/A for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The audited historical consolidated financial statements of Ryan Beck Holdings, Inc. included as exhibit 99.1 of Stifel Financial Corp.’s Current Report on Form 8-K/A dated May 7, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

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1,900,000 Shares

STIFEL FINANCIAL CORP.

Common Stock

PROSPECTUS SUPPLEMENT

Stifel Nicolaus

Merrill Lynch & Co.

Keefe, Bruyette & Woods

Fox-Pitt Kelton Cochran Caronia Waller

March 17, 2008